As filed with the Securities and Exchange Commission on May 17, 2012

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

FEDERATIVE REPUBLIC OF BRAZIL

(Name of Registrant)

Mauro Luiz Iecker Vieira

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

(Name and address of authorized agent in the United States)

Copies to:

Whitney Debevoise, Esq. Gregory Harrington, Esq. Arnold & Porter LLP 399 Park Avenue New York, New York 10022	Andrew D. Soussloff, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

The securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Aggregate Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Debt Securities and Warrants	$9,244,695,387	100%	$9,244,695,387	$1,059,442

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, this Registration Statement and the Prospectus contained herein also relate to debt securities and/or warrants having an aggregate principal amount of $755,304,613 or the equivalent thereof in one or more other currencies or currency units, registered under the Registrant’s Registration Statement No. 333-142116 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities and/or warrants are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

The information in this prospectus is not complete and may be changed. Brazil may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 17, 2012

PROSPECTUS

FEDERATIVE REPUBLIC OF BRAZIL

$10,000,000,000

Debt Securities

Warrants

Brazil may offer up to $10,000,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities with or without warrants or other similar securities to purchase, sell or exchange debt securities.

Brazil may offer any combination of debt securities and/or warrants from time to time in one or more offerings. Brazil will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Brazil may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Brazil has provided you only the information contained or incorporated by reference in this prospectus or any prospectus supplement. Brazil has not authorized anyone to provide you with different or additional information. Brazil is not making an offer of these debt securities or warrants in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is May     , 2012.

WHERE YOU CAN FIND MORE INFORMATION

Brazil voluntarily files annual reports with the Securities and Exchange Commission, or the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Brazil, and may be accompanied by exhibits. You may read and copy any document Brazil files with the SEC at the SEC’s public reference room in Washington, D.C. Brazil’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to www.sec.gov.

The SEC allows Brazil to “incorporate by reference” the information Brazil files with it. This means that Brazil can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Brazil incorporates by reference the following documents:

•	Brazil’s Annual Report on Form 18-K for the year ended December 31, 2010; and

•	All amendments to Brazil’s Annual Report on Form 18-K for the year ended December 31, 2010 filed prior to the date of this prospectus.

Brazil also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Brazil files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of these filings by writing or calling the Embassy of Brazil at the following address:

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Attn: Finance Section

(202) 238-2745

DATA DISSEMINATION

Brazil is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or “SDDS”, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released, the so-called “Advance Release Calendar”. For Brazil, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standard Bulletin Board. The Internet website is located at http://dsbb.imf.org/Pages/SDDS/CtyCtgList.aspx?ctycode=BRA. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator”, and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Brazil will use the net proceeds from the sale of the securities for the general purposes of Brazil, including the refinancing of domestic and external indebtedness of Brazil.

DEBT SECURITIES

Brazil may issue debt securities, with or without warrants, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Brazil and a fiscal agent. The prospectus supplement that relates to your series of debt securities will identify the fiscal agent and any other paying agent that Brazil has appointed for your series of debt securities. The prospectus supplement relating to your series of debt securities will also describe the financial terms and other specific terms of your series of debt securities. If the terms or conditions described in the prospectus supplement that relate to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Definitions” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the specific title or designation of the debt securities;

•	the principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date on which Brazil agrees to repay principal;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates on which any interest payments are scheduled to be made;

•	the date or dates from which any interest will accrue;

•	the record dates for any interest payable on an interest payment date;

•	whether and under what circumstances and terms Brazil may redeem the debt securities before maturity;

•	whether and under what circumstances and terms the holders of the debt securities may opt to have their respective debt securities prepaid;
•	whether and under what circumstances the debt securities will be entitled to the benefit of a sinking fund or other similar arrangement;

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whether and under what circumstances and terms the holders of the debt securities may opt to obligate Brazil to repurchase or exchange their respective securities, either pursuant to an option that is included in the debt securities or that is or becomes separately tradable following their issuance;

•	the currency or currencies in which such debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

•	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and, if so, how any such amount will be determined;

•	whether the debt securities will be issued upon the exchange or conversion of other debt securities and, if so, the specific terms relating to this exchange or conversion;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificated (physical) securities;

•	whether the debt securities will be listed and, if listed, the stock exchange on which these debt securities will be listed;

•	whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”);

•	whether the debt securities will be designated “Arbitration Clause A Securities” (as described under “Arbitration and Enforceability”); and

•	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any United States federal or Brazilian income tax consequences and special considerations applicable to that particular series of debt securities.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Brazil. After the return of these moneys to Brazil, the holder of this debt security may look only to Brazil for any payment.

Brazil may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Brazil and is not a trustee for the holders of the debt securities.

Status of the Debt Securities

The debt securities will be direct, general and unconditional obligations of Brazil. Except as described under the heading “Negative Pledge” below, the debt securities are unsecured obligations of Brazil. Brazil has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

The debt securities of any series will rank at least equally in right of payment with all other existing and future payment obligations relating to External Indebtedness.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, the principal of the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent upon surrender of the debt securities. Unless otherwise specified in the applicable prospectus supplement, the interest on the debt securities will be payable in U.S. dollars when due by check mailed to the registered holders of the debt securities on the related record date at their registered addresses.

The register of holders of debt securities will be kept at the New York office of the fiscal agent.

Negative Pledge

Brazil undertakes with respect to each series of debt securities that, as long as any debt securities of that series remain outstanding, it will not create or permit to subsist any Security Interest in any of its present or future revenues or properties to secure any Public External Indebtedness of Brazil, unless:

•	the debt securities of that series are secured equally and ratably with that Public External Indebtedness; or

•

the debt securities of that series have the benefit of another security, guarantee, indemnity or other arrangement as approved by the holders of the debt securities of that series as provided under the heading “Meetings and Amendments” below.

Notwithstanding the foregoing, Brazil may create or permit to subsist:

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Security Interests created prior to the date of issuance of the debt securities of a particular series, including renewals or refinancings of those Security Interests, provided, however, that any renewal or refinancing of any those Security Interests secures only the renewal or extension of the original secured financing;

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Security Interests created or contemplated under the agreements (as they may be amended from time to time) implementing the 1992 Financing Plan and explanatory communications relating to the 1992 Financing Plan and implementing documentation for the 1992 Financing Plan, including Security Interests to secure obligations under the Collateralized Bonds;

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Security Interests securing Public External Indebtedness of the Republic issued upon surrender or cancellation of any of the Collateralized Bonds or the principal amount of any Indebtedness of the Republic outstanding as of April 14, 1994, in each case, to the extent those Security Interests are created to secure that Public External Indebtedness on a basis comparable to the Collateralized Bonds;

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Security Interests securing Public External Indebtedness incurred or assumed by the Republic in connection with a Project Financing, provided, that the property over which those Security Interests are granted consists solely of assets or revenues of the project for which the Project Financing was incurred;

•	Security Interests securing Public External Indebtedness which

•	is issued by the Republic in exchange for secured debt of Brazilian public sector bodies (other than Brazil), and;

•	is in an aggregate principal amount outstanding that does not exceed $25,000,000 (or its equivalent in any other currency); and

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Security Interests securing Public External Indebtedness incurred or assumed by the Republic to finance or refinance the acquisition of the assets in which those Security Interests have been created or permitted to subsist.

Definitions

“1992 Financing Plan” means the Federative Republic of Brazil 1992 Financing Plan dated December 29, 1992 sent to the international banking community with the communication dated December 29, 1992 from the Minister of Finance of Brazil.

“Collateralized Bonds” means the collateralized bonds issued under the agreements (as they may be amended from time to time) implementing the 1992 Financing Plan.

“External Indebtedness” means any Indebtedness for money borrowed which is payable by its terms or at the option of its holder in any currency other than Brazilian currency (other than any such Indebtedness that is originally issued within Brazil).

“Indebtedness” means all unsecured, unsubordinated obligations of Brazil in respect of money borrowed and guarantees given by Brazil in respect of money borrowed by others.

“Public External Indebtedness” means any Public Indebtedness which is payable by its terms or at the option of its holder in any currency other than Brazilian currency (other than such Public Indebtedness that is originally issued within Brazil); settlement of original issuance by delivery of Public Indebtedness (or the instruments evidencing such Public Indebtedness) within Brazil shall be deemed to be original issuance within Brazil.

“Public Indebtedness” means any payment obligation, including any contingent liability, of any person arising from bonds, debentures, notes or other securities which:

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are, or were intended at the time of issuance to be, quoted, listed or traded on any securities exchange or other securities market (including, without limiting the generality of the foregoing, securities eligible for sale pursuant to Rule 144A under the United States Securities Act of 1933 (or any successor law or regulation of similar effect)); and

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have an original maturity of more than one year or are combined with a commitment so that the original maturity of one year or less may be extended at the option of Brazil to a period in excess of one year.

“Project Financing” means any financing of all or part of the costs of the acquisition, construction or development of any project and the person or persons providing such financing expressly agree to limit their recourse to the project financed and the revenues derived from such project as the principal source of repayment for the moneys advanced.

“Security Interest” means any lien, pledge, mortgage, security interest or other encumbrance.

Default

Any of the following events will be an event of default with respect to any series of debt securities:

(a) a default by Brazil in any payment of principal of or interest on any debt securities of any series, which continues for 30 days after such payment was due;

(b) a default which is materially prejudicial to the interests of the holders of the debt securities of that series in the performance of any other obligation under the debt securities of that series, which continues for 30 days after the holder of any debt securities of that series provides to the fiscal agent written notice requiring this default be remedied;

(c) an acceleration of any aggregate principal amount of Public External Indebtedness of Brazil, which exceeds $25,000,000 (or its equivalent in any other currency), by reason of an event of default arising from Brazil’s failure to make any payment of principal or interest under this Public External Indebtedness when due;

(d) a failure of Brazil to make any payment in respect of the Public External Indebtedness of Brazil in an aggregate principal amount in excess of $25,000,000 (or its equivalent in any other currency) when due (as such date may be extended by virtue of any applicable grace period or waiver), which continues for 30 days after the holder of any debt securities of that series provides to the fiscal agent written notice requiring this default be remedied;

(e) a declaration by Brazil of a moratorium with respect to the payment of principal of or interest on Public External Indebtedness of Brazil which does not expressly exclude the debt securities of that series and which is materially prejudicial to the interests of the holders of the debt securities of that series; or

(f) a denial or repudiation by Brazil of its obligations under the debt securities of that series.

Acceleration of Maturity

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities.

If an event of default described above occurs, each holder of debt securities of any series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable; however, if an event of default described in clause (b), (c) or (d) above occurs (unless an event of default described in clause (a), (e) or (f) occurs at the time of receipt of the notice declaring the debt securities of that series due and payable), then any notice declaring the debt securities of that series due and payable becomes effective only when the fiscal agent has received these notices from holders of at least 10% in principal amount of all debt securities of that series then outstanding. Debt securities held directly by Brazil or on its behalf shall not be considered “outstanding” for this purpose.

Holders of debt securities may exercise these rights only by providing a written demand to Brazil and the fiscal agent at a time when the event of default is continuing.

If an event of default described in clause (a), (e) or (f) above ceases to continue, then each holder of debt securities of that series, which has declared its debt securities immediately due and payable, may rescind and annul this declaration. If an event of default described in clause (b), (c) or (d) above ceases to continue and no event of default described in clause (a), (e) or (f) above has occurred and is continuing, then all of the declarations that the debt securities are immediately due and payable may be rescinded and annulled by the affirmative vote of the holders of that series as provided under the heading “Meetings and Amendments” below.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity at the option of Brazil or the registered holders of these debt securities.

Brazil may at any time purchase debt securities in any manner and for any consideration. These debt securities purchased by Brazil may, at its discretion, be held, resold or cancelled.

Meetings and Amendments

General. A meeting of holders of debt securities of any series may be called at any time:

•	to make, give or take any request, demand, authorization, direction, notice, consent,

waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

•	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Brazil may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting will be held at the time and place determined by Brazil. If an event of default occurs and Brazil or the holders of at least 10% in aggregate principal amount of the outstanding debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding debt securities” does not include:

•	previously canceled debt securities;

•	debt securities called for redemption;

•	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for;

•	debt securities of a series, which have been substituted with another series of debt securities; and

•	except in the case of any series of debt securities that has been designated Collective Action Securities, debt securities held directly by Brazil or on its behalf.

Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 to 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 15 and 60 days before the meeting date.

Voting; Quorum. A person that holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of these debt securities will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities shall constitute a quorum.

If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting may be adjourned for a period of at least 10 days as determined by the chairman of the meeting. If the meeting is convened at the request of the holders, however, then the meeting shall be dissolved.

In the absence of a quorum at a reconvening of a previously adjourned meeting, this meeting may be further adjourned for a period of at least 10 days as determined by the chairman of the meeting. Notice of the reconvening of an adjourned meeting shall be given only once. This notice shall state expressly the percentage of the principal amount of the outstanding debt securities of that series which shall constitute a quorum. Subject to the foregoing, at the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

In addition, any meeting at which a quorum is present may be adjourned by the vote of a majority of the principal amount of the outstanding debt securities of the series represented at the meeting, and the meeting may be held as so adjourned without further notice.

If a quorum is present at the meeting, any resolution and all matters shall be effectively passed or decided by the vote of the persons entitled to vote 66 2/3% in aggregate principal amount of the outstanding debt securities of such series represented and voting at the meeting, except as described below.

Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

•	the proof of the holding of debt securities of a series;

•	the adjournment and chairmanship of such meeting;

•	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

•	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Chairman. The fiscal agent will appoint a temporary chairman of the meeting by an instrument in writing. If Brazil or the holders of the debt securities of a series called the meeting, however, then Brazil or the holders calling the meeting, as the case may be, will appoint a temporary chairman by an instrument in writing.

A permanent chairman and a permanent secretary of the meeting shall be elected by the vote of the persons entitled to vote a majority of the principal amount of the outstanding debt securities of the series represented and voting at the meeting. The chairman of the meeting shall have no right to vote, except as a holder of debt securities of that series or proxy.

Record. A record, and at least one duplicate, of the proceedings of each meeting of holders will be prepared. One copy of the record of each meeting will be delivered to Brazil and another to the fiscal agent to be preserved by the fiscal agent.

Amendments. (The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Amendments and Waivers” below for a description of the corresponding terms of Collective Action Securities). Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with

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the affirmative vote, in person or by proxy, of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of a series:

(i) if both Brazil and the fiscal agent agree, they may modify, amend or supplement the terms of the debt securities of that series or, insofar as it affects the debt securities of that series, the fiscal agency agreement, in any way and (ii) holders of debt securities of that series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or action provided by the fiscal agency agreement or the debt securities of that series to be made, given or taken by holders of debt securities of that series.

The written consent or affirmative vote of the holder of each debt security of an affected series is required to:

•	change the due date for the payment of the principal of, or any installment of interest on, any debt security of that series;

•	reduce the principal amount of any debt security of that series;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of any debt security of that series;

•	reduce the interest rate on any debt security of that series;

•	change the currency in which any amount in respect of the debt securities of that series is payable;

•	change Brazil’s obligation to pay additional amounts under the debt securities of that series; or

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series, or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

If both Brazil and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Brazil;

•	surrendering any right or power conferred upon Brazil;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

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amending the fiscal agency agreement or the debt securities of that series in any manner which Brazil and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Judgment Currency

If a court or arbitral tribunal renders a judgment or order in respect of amounts due to a holder of a debt security and this judgment or order permits Brazil to pay those amounts in a currency (the “judgment currency”) other than the currency in which the debt security is denominated (the “debt security currency”), Brazil will pay any deficiency arising or resulting from any variation in the rates of exchange between the date as of which the amount in the debt security currency is notionally converted into the amount in the judgment currency for the purposes of this judgment or order and the date of actual payment of this judgment or order.

Tax Withholding; Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities by Brazil will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges imposed, levied, collected, withheld or assessed by or within Brazil or any authority of or within Brazil having power to tax (together, “Taxes”), unless that withholding or deduction is required by law. In that event, Brazil shall pay those additional amounts that will result in receipt by the holders of debt securities of the amounts that would have been received by them had that withholding or deduction not been required, except that no additional amounts shall be payable with respect to any debt security:

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to a holder (or a third party on behalf of a holder) where that holder is liable to pay those Taxes in respect of any debt security by reason of that holder’s having some connection with Brazil other than the mere holding of that debt security or the receipt of principal and interest in respect of that debt security;

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presented for payment more than 30 days after the Relevant Date (see below) except to the extent that the holder of that debt security would have been entitled to additional amounts on presenting the same for payment on the last day of that 30-day period; or

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to the extent that the Taxes to which those additional amounts relate would not have been imposed but for the failure of the holder or beneficial owners of that debt security to comply with any certification, identification or other reporting requirements concerning the nationality, residence or connection with Brazil or any political subdivision or taxing authority of or in Brazil (other than a requirement that has the effect of disclosing the nationality, residence or identity of a beneficial owner of that debt security to Brazil, any paying agency or any governmental authority), of that holder or beneficial owner, as a precondition to exemption from those Taxes.

The term “Relevant Date” in respect of any debt security means the later of:

•	the date on which payment in respect of the debt security first becomes due and payable; or

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if the full amount of the money payable has not been received by the fiscal agent on or prior to that due date, the date on which notice is given to the holders of debt securities that the full amount of those moneys has been received and is available for payment.

Any reference in this section to “principal” and/or “interest” includes any additional amounts which may be payable under the debt securities.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

•	the depositary notifies Brazil that it is unwilling, unable or no longer qualified to continue to act as depositary and Brazil does not appoint a successor depositary within 90 days;

•	at any time Brazil decides it no longer wishes to have all or part of the debt securities represented by a global security; or

•	an event of default has occurred and is continuing with respect to the series of debt securities represented by the global security.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	You cannot get debt securities registered in your name for so long as they are represented by the global security;
•	You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

•	You will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

•	You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

•	All payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Brazil has no responsibility or liability for the records of owners of beneficial interests in the global security. Also, Brazil is not responsible for maintaining, supervising or reviewing those records or payments. Brazil has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

COLLECTIVE ACTION SECURITIES

Brazil may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Such Collective Action Securities may be designated “Type A” or “Type B” or have no designation as to “Type”. This designation as to “Type” is only relevant for determining the threshold for approving certain reserved matters, as described more fully under “—Amendments and Waivers” below.

Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

If an event of default described under the heading “Debt Securities – Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities of that series may exercise these rights only by providing a written demand to Brazil and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Brazil receives written notice of the declaration, unless Brazil has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

Brazil, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 85% (in the case of Collective Action Securities designated “Type A” or having no designation as to “Type”) or 75% (in the case of Collective Action Securities designated “Type B”) in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

•	reduce the principal amount of the debt securities of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

•	reduce the interest rate of the debt securities of that series;

•	change the currency in which any amount in respect of the debt securities of that series is payable or the place or places in which such payment is to be made;

•

permit early redemption of the debt securities of that series or, if early redemption is already permitted, shorten the period during which Brazil is not permitted to redeem the debt securities of that series;

•	change the definition of “outstanding” with respect to the debt securities of that series;

•	change Brazil’s obligation to pay any additional amounts under the debt securities of that series;

•	change the governing law provision of the debt securities of that series;

•

change Brazil’s appointment of an agent for the service of process, agreement not to raise certain defenses based on its sovereign immunity or agreement to submit to arbitration in respect of disputes relating to the debt securities of that series;

•	change the status of the debt securities of that series, as described under “Debt Securities—Status of the Debt Securities” above;

•	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Brazil refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 85% (in the case of Collective Action Securities designated “Type A” or having no designation as to “Type”) or 75% (in the case of Collective Action Securities designated “Type B”) in aggregate principal amount of the outstanding debt securities) agrees to the change.

If both Brazil and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Brazil;

•	surrendering any right or power conferred upon Brazil;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•

amending the fiscal agency agreement or the debt securities of that series in any manner which Brazil and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by Brazil or any public sector instrumentality of Brazil will be disregarded and deemed not to be “outstanding,” except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank, any department, ministry or agency of the federal government of Brazil or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Brazil or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Except as specifically set forth herein, the other terms set forth under “Debt Securities—Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Collective Action Securities.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Brazilian law, Brazil may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Brazil may also consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

WARRANTS

Brazil may issue warrants or other similar securities, either separately or together with debt securities, that would entitle the holder to purchase debt securities or obligate Brazil to repurchase or exchange debt securities. If Brazil issues any warrants, each issue of warrants will be issued under a warrant agreement between Brazil and a bank or trust company, as warrant agent. The terms of any warrant agreement related to the issue of warrants and the specific terms of the issue of warrants will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants or other similar securities will describe the following terms:

•	the terms listed under the heading “Debt Securities” as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

•	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price of those debt securities;

•	the amount and type of debt securities that you may obligate Brazil to purchase or exchange if you exercise your warrants or other securities and the purchase price for those debt securities;

•	the procedures you must follow and the conditions you must satisfy to exercise your warrants or other securities;

•	the dates on which your right to exercise your warrants or other securities begins and expires;

•	whether and under what conditions Brazil may cancel or terminate your warrants or other securities;

•	whether and when your warrants or other securities and any debt securities issued together with your warrants or other securities may be sold or transferred separately;

•

whether the certificates that represent the warrants or other securities will be issued in registered or bearer form, whether they will be exchangeable as between such forms and, if issued in registered form, whether the warrants or other securities can be transferred and registered;

•	any special United States federal income tax considerations applicable to the issuance of your warrants or other securities; and

•	any other terms of such warrants or other securities.

GOVERNING LAW

The fiscal agency agreement, the warrant agreement, the debt securities and the warrants will be governed by, and interpreted in accordance with, the laws of the State of New York, without regard to any conflicts-of-laws principles that would require the application of the laws of a jurisdiction other than the State of New York. The laws of Brazil will govern all matters concerning authorization and execution of the securities by Brazil.

ARBITRATION AND ENFORCEABILITY

The following description shall apply to any series of debt securities that have been designated “Arbitration Clause A Securities”:

Under Brazilian law, Brazil is prohibited from submitting to the jurisdiction of a foreign court for the purposes of adjudication on the merits in any dispute, controversy or claim against Brazil arising out of or relating to the securities. Brazil has agreed, however, that any dispute, controversy or claim arising out of or relating to the securities, including the performance, interpretation, construction, breach, termination or invalidity of the securities, shall be finally settled by arbitration in New York, New York.

Under the terms of the securities, a holder of any security is deemed to have agreed to the use of arbitration to resolve any dispute, controversy or claim against Brazil arising out of or relating to the securities unless the holder elects to bring a claim in a competent court in Brazil as may be permitted by the terms of the securities.

The decision of any arbitral tribunal shall be final to the fullest extent permitted by law. Brazil has agreed that in any arbitration, it will not raise any defense that it could not raise but for the fact that it is a sovereign state. In the United States, realization upon an arbitral award rendered against Brazil would depend upon the application of the United States Foreign Sovereign Immunities Act of 1976, as amended (the “FSIA”).

Brazil has not consented to the jurisdiction of any court outside Brazil in connection with actions arising out of or based on the securities, has not appointed any agent for service of process other than for the purpose of obtaining judicial acceptance of any arbitral award pursuant to the securities in the Superior Court of Justice in Brazil, and has not agreed to waive any defense of sovereign immunity to which it may be entitled in any action or proceeding in any jurisdiction other than in an action brought in Brazil. Brazil has agreed that any process or other legal summons in connection with obtaining judicial acceptance of any arbitral award in the Superior Court of Justice may be served upon it by delivery to the Advogado Geral da União (Attorney General) of Brazil or by any other means permissible under the laws of Brazil.

Because Brazil has not waived its sovereign immunity in connection with any action brought outside Brazil arising out of or relating to the securities (including without limitation any action arising out of or based on United States federal or state securities law), it will not be possible to obtain a United States judgment against Brazil unless a court were to determine that (i) Brazil is not entitled under the FSIA to sovereign immunity with respect to such actions and (ii) the matter should not be referred to arbitration as contemplated by the securities. Any judgment rendered against Brazil by a court outside Brazil in an action in which Brazil has not submitted to the jurisdiction of such court or otherwise expressly waived its defense of sovereign immunity would not be enforceable against Brazil under its laws.

The enforcement by a Brazilian court of a foreign arbitral award is subject to the recognition of such award by the Superior Court of Justice. The Superior Court of Justice will recognize such an award if all of the required formalities are observed and the award does not contravene Brazilian national sovereignty, public policy and “good morals”. Under Article 100 (formerly Article 67) of the Civil Code of Brazil, the public property of the Republic located in Brazil is not subject to execution or attachment, either prior to or after judgment. The execution of an arbitral award against the Republic in Brazil is only available in accordance with the procedures set forth in Article 730 et seq. of the Brazilian Civil Procedure Code, which envisions the registration of the recognized award for inclusion in the budget for payment in a subsequent fiscal year of the Republic.

Recognition of foreign arbitral awards for purposes of enforcement in Brazil may be sought directly in the Superior Court of Justice of Brazil without the need to first convert the arbitral award into a judgment in the place of arbitration.

Notwithstanding the foregoing, a holder of any security may institute legal proceedings against Brazil in a competent court in Brazil, and Brazil has waived any immunity from jurisdiction or execution of judgment in Brazil (except for the limitation on alienation of public property referred to in Article 100 of the Civil Code of Brazil) to which it might otherwise be entitled in any such proceeding.

The following description shall apply to any series of debt securities that have not been designated “Arbitration Clause A Securities”:

Under Brazilian law, Brazil is prohibited from submitting to the jurisdiction of a foreign court for the purposes of adjudication on the merits in any dispute, controversy or claim against Brazil arising out of or relating to the securities. Brazil has agreed, however, that any dispute, controversy or claim arising out of or relating to the securities (other than any action arising out of or based on United States federal or state securities laws), including the performance, interpretation, construction, breach, termination or invalidity of the securities, shall be finally settled by arbitration in New York, New York.

Under the terms of the securities, a holder of any security is deemed to have agreed to the use of arbitration to resolve any dispute, controversy or claim against Brazil arising out of or relating to the securities (other than any action arising out of or based on United States federal or state securities laws) unless such holder elects to bring such claim in an action in Brazil.

The decision of any arbitral tribunal shall be final to the fullest extent permitted by law. Brazil has agreed that in any arbitration or related legal proceedings for the conversion of an arbitral award into a judgment, it will not raise any defense that it could not raise but for the fact that it is a sovereign state and has consented to the exclusive jurisdiction of the United States District Court for the Southern District of New York for the sole purpose of converting into a judgment an arbitral award rendered against Brazil in New York. Realization upon an arbitral award rendered against Brazil would depend upon the application of the United States Foreign Sovereign Immunities Act of 1976, as amended (the “FSIA”).

Brazil has not otherwise consented to the jurisdiction of any court outside Brazil in connection with actions arising out of or based on the securities, has not appointed any agent for service of process other than for the purpose of converting an arbitral award into a judgment, and has not agreed to waive any defense of sovereign immunity to which it may be entitled in any action other than its immunity from jurisdiction in an action to recognize an arbitral award or in an action brought in Brazil. Brazil has agreed that any process or other legal summons in connection with obtaining judicial acceptance of any arbitral award in the United States District Court for the Southern District of New York may be served upon it by delivery to the Advogado Geral da União (Attorney General) of Brazil of letters rogatory or by any other means permissible under the laws of the State of New York and Brazil.

Because Brazil has not waived its sovereign immunity in connection with any action brought outside Brazil arising out of or relating to the securities (including without limitation any action arising out of or based on United States federal or state securities law) other than in the limited circumstances described above in connection with an action for the judicial recognition of an arbitral award, it will not be possible to obtain a United States judgment against Brazil unless a court were to determine that (i) Brazil is not entitled under the FSIA to sovereign immunity with respect to such actions and (ii) the matter should not be referred to arbitration as contemplated by the securities. Any judgment rendered against Brazil by a court outside Brazil in an action in which Brazil has not submitted to the jurisdiction of such court or otherwise expressly waived its defense of sovereign immunity would not be enforceable against Brazil under its laws.

The enforcement by a Brazilian court of a foreign arbitral award is subject to the recognition of such award by the Superior Court of Justice of Brazil. The Superior Court of Justice will recognize such an award if all of the required formalities are observed and the award does not contravene Brazilian national sovereignty, public policy and “good morals”. Under Article 100 (formerly Article 67) of the Civil Code of Brazil, the public property of the Republic located in Brazil is not subject to execution or attachment, either prior to or after judgment. The execution of an arbitral award against the Republic in Brazil is only available in accordance with the procedures set forth in Article 730 et seq. of the Brazilian Civil Procedure Code, which envisions the registration of the recognized award for inclusion in the budget for payment in a subsequent fiscal year of the Republic.

Recognition of foreign arbitral awards for purposes of enforcement in Brazil may be sought directly in the Superior Court of Justice of Brazil without the need to first convert the arbitral award into a judgment in the place of arbitration.

Notwithstanding the foregoing, a holder of any security may institute legal proceedings against Brazil in the federal courts of Brazil, and Brazil has waived any immunity from jurisdiction or execution of judgment in Brazil (except for the limitation on alienation of public property referred to in Article 100 of the Civil Code of Brazil) to which it might otherwise be entitled in any such proceeding.

PLAN OF DISTRIBUTION

Brazil may sell any combination of the debt securities and/or warrants or other similar securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities of that series;

•	the net proceeds to Brazil from the sale of these securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

Underwriters used in the sale of securities will distribute these securities on a firm commitment basis. In this case, the underwriters will acquire these securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Brazil may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Brazil may also sell securities of any series directly to the public or through agents designated by Brazil from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

In compliance with the Financial Industry Regulatory Authority (“FINRA”) guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Brazil may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Brazil under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Brazil may offer the securities of any series to present holders of other securities of Brazil as consideration for the purchase or exchange by Brazil of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Brazil may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Brazil in the ordinary course of business.

VALIDITY OF THE SECURITIES

The validity of the debt securities and warrants or other similar securities will be passed upon for Brazil by a Deputy Attorney General of the National Treasury, or another duly authorized attorney of the Office of the Attorney General of the National Treasury and by Arnold & Porter LLP, United States counsel to Brazil, and for the underwriters, if any, by United States counsel and Brazilian counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Brazilian law, Arnold & Porter LLP may rely on the opinion of the Deputy Attorney General of the National Treasury (or such other attorney of the Office of the Attorney General of the National Treasury). As to all matters of United States law, the Deputy Attorney General of the National Treasury (or such other attorney of the Office of the Attorney General of the National Treasury) may rely on the opinion of Arnold & Porter LLP. Certain statements with respect to matters of Brazilian law in this prospectus have been passed upon by the Deputy Attorney General of the National Treasury, and are made upon his authority.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Brazil or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Brazil. All other information in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of the Minister of Finance.

AUTHORIZED REPRESENTATIVE

The authorized representative of Brazil in the United States of America is the Ambassador of Brazil to the United States of America, whose address is:

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008.

PART II

EXPENSES

The following is an estimate of the fees and expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities that are the subject of this Registration Statement:

Securities and Exchange Commission filing fee	$1,059,442
Costs of printing and preparing Registration Statement, Prospectus and other documents	$150,000	*
Fiscal agent fees and expenses	$30,000	*
Legal fees and expenses	$500,000	*
Blue sky and legal investment memoranda fees and expenses	$40,000	*
Miscellaneous	$25,000	*

Total	$1,804,442	*

*	Estimate.

AGREEMENT TO PROVIDE LEGAL OPINIONS

The Registrant hereby agrees to furnish copies of such legal opinions as required (including the opinion of a Deputy Attorney General of the National Treasury or another duly authorized attorney of the Office of the Attorney General of the National Treasury), in connection with any issue of securities under this Registration Statement, in post-effective amendments to this Registration Statement or in any report filed under the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement.

UNDERTAKINGS

The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment, otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(e) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:

1.	Facing Sheet.

2.	Part I, consisting of the Prospectus.

3.	Part II, consisting of pages numbered II-1 through II-4.

4.	The following Exhibits:

(1)	Form of underwriting agreement.

(2)	Fiscal agency agreement dated as of November 1, 1996 between the Federative Republic of Brazil and The Bank of New York (as successor-in-interest to JPMorgan Chase Bank, N.A.), as amended, including the form of debt securities.*

(3)	Form of warrant agreement.**

(4)	Opinion of the Procuradoria-Geral da Fazenda Nacional of the Federative Republic of Brazil.

(5)	Consent of the Procuradoria-Geral da Fazenda Nacional of the Federative Republic of Brazil (included as part of Exhibit 4(4)).

(6)	Opinion of Arnold & Porter LLP.

(7)	Consent of Arnold & Porter LLP (included as part of Exhibit 4(6)).

(8)	Consent of Guido Mantega, the Minister of Finance.

*	Previously filed as part of Brazil’s Registration Statement under Schedule B, Registration No. 333-6682; such exhibit is incorporated by reference herein and made a part of this Registration Statement. The fiscal agency agreement was amended by Amendment No. 1 dated as of April 28, 2003 (previously filed as part of Amendment No. 1 to Brazil’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2001), Amendment No. 2 dated as of March 30, 2004 (previously filed as part of Amendment No. 4 to Brazil’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2002), Amendment No. 3 dated as of June 28, 2004 (previously filed as part of Amendment No. 5 to Brazil’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2002), and Amendment No. 4 dated as of August 31, 2011 (previously filed as part of Amendment No. 4 to Brazil’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2009).
**	To be filed concurrently with the applicable Prospectus Supplement, either by amendment to Brazil’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities and/or warrants.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by each of the undersigned, each of whom is duly authorized to execute the foregoing in his respective official capacity as Minister of Finance or Ambassador, as the case may be, of the Federative Republic of Brazil in the city of Brasília, Brazil or Washington, District of Columbia, respectively, on the 17th day of May, 2012.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/S/ GUIDO MANTEGA
Guido Mantega
Minister of Finance

AUTHORIZED REPRESENTATIVE

By:	/S/ MAURO LUIZ IECKER VIEIRA
Mauro Luiz Iecker Vieira
Ambassador of Brazil to the United States of America

EXHIBIT INDEX

Exhibit No.		Page No.

4(1)	Form of underwriting agreement.

4(2)	Fiscal agency agreement dated as of November 1, 1996 between the Federative Republic of Brazil and The Bank of New York (as successor-in-interest to JPMorgan Chase Bank, N.A.), as amended, including the form of debt securities.*

4(3)	Form of warrant agreement.**

4(4)	Opinion of the Procuradoria-Geral da Fazenda Nacional of the Federative Republic of Brazil.

4(5)	Consent of the Procuradoria-Geral da Fazenda Nacional of the Federative Republic of Brazil (included as part of Exhibit 4(4)).

4(6)	Opinion of Arnold & Porter LLP.

4(7)	Consent of Arnold & Porter LLP (included as part of Exhibit 4(6)).

4(8)	Consent of Guido Mantega, the Minister of Finance.

*	Previously filed as part of Brazil’s Registration Statement under Schedule B, Registration No. 333-6682; such exhibit is incorporated by reference herein and made a part of this Registration Statement. The fiscal agency agreement was amended by Amendment No. 1 dated as of April 28, 2003 (previously filed as part of Amendment No. 1 to Brazil’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2001), Amendment No. 2 dated as of March 30, 2004 (previously filed as part of Amendment No. 4 to Brazil’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2002), Amendment No. 3 dated as of June 28, 2004 (previously filed as part of Amendment No. 5 to Brazil’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2002), and Amendment No. 4 dated as of August 31, 2011 (previously filed as part of Amendment No. 4 to Brazil’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2009).
**	To be filed concurrently with the applicable Prospectus Supplement, either by amendment to Brazil’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities and/or warrants.